SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

     Micro Bio-Medics, Inc.
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          (Name of Issuer)

     Common Stock, par value $0.03
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          (Title of Class of Securities)

                 59490320
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     (CUSIP Number of Class of Securities)

     Mark E. Mlotek, Esq.
     Vice President and General Counsel
     Henry Schein, Inc.
     135 Duryea Road
     Melville, New York   11747
     (516) 843-5906
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     (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

     Copies to:

     Robert A. Cantone, Esq.
     Proskauer Rose Goetz & Mendelsohn LLP
     1585 Broadway
     New York, New York  10036
     (212) 969-3235

     March 7, 1997
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     (Date of Event which Requires
       Filing of this Schedule)

          If the filing person has previously filed a statement
on Schedule 13G to report the  acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following:   [   ]

     Schedule 13D
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   CUSIP No.   59490320
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry Schein, Inc.
     11-3136595
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [    ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER


  NUMBER OF    ----------------------------------------------------
    SHARES          8    SHARED VOTING POWER 479,162
BENEFICIALLY   ----------------------------------------------
    OWNED BY   9    SOLE DISPOSITIVE POWER
       EACH
REPORTING
PERSON WITH    ----------------------------------------------------
               10   SHARED DISPOSITIVE POWER 348,436
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                                       479,162
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                            [   ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             9.8%
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14   TYPE OF REPORTING PERSON*

     CO
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*    SEE INSTRUCTIONS BEFORE FILING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE,
     RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
     OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.03 (the "MBM Common Stock"), of Micro Bio-Medics, Inc., a New York corporation ("MBM"), the principal executive offices of which are located at 846 Pelham Parkway, Pelham Manor, New York 10803.

Item 2.   Identity and Background.

          This statement is filed on behalf of Henry Schein, Inc., a corporation organized under the laws of the State of Delaware (the "Reporting Person").

          The address of the principal offices and principal business of the Reporting Person is 135 Duryea Road, Melville, New York 11747. Set forth on Schedule A attached hereto and incorporated herein by reference are the names, addresses, citizenships and present principal occupations or employment of the executive officers and directors of the Reporting Person, and the names and addresses of the employers of such persons (if other than the Reporting Person).

          The Reporting Person is the largest direct marketer of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. The Reporting Person's customers are primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions.

          Neither the Reporting Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On March 7, 1997, the Reporting Person, HSI Acquisition Corp., a New York corporation and a wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger, dated as of March 7, 1997 (the "Merger Agreement"). As described more fully in Item 4 below, pursuant to the Merger Agreement, at the effective time of the merger (the "Effective Time"), Merger Sub will be merged with and into MBM (the "Merger"), with MBM continuing as the corporation surviving the Merger, and each issued and outstanding share of MBM Common Stock will be converted into the right to receive 0.62 shares of the common stock, par value $0.01, of the Reporting Person (the "Schein Common Stock"). Completion of the Merger is subject to, among other things, regulatory approvals and approval of MBM shareholders.

          In connection with the Merger Agreement, the Reporting Person and the individuals serving as the members of the Board of Directors of MBM (collectively, the "Shareholders" and each a "Shareholder"), entered into an Option and Proxy Agreement dated as of March 7, 1997 (the "Option Agreement"). As described more fully in Item 4 below, pursuant to the Option Agreement, each Shareholder has granted to the Reporting Person (i) an option, exercisable under certain circumstances, to purchase (subject to certain exceptions) the shares of MBM Common Stock owned by such Shareholder or receivable by such Shareholder upon the exercise of rights to purchase shares of MBM Common Stock, and (ii) an irrevocable proxy to vote all of the shares of Common Stock that such Shareholder has the right to vote at any meeting or in connection with any written consent of MBM's shareholders in favor of the Merger and the Merger Agreement.

Item 4.   Purpose of Transaction.

          The Reporting Person has entered into the Merger Agreement and Option Agreement for the purpose of acquiring MBM. Set forth below is a description of certain of the material terms of the Merger Agreement and the Option Agreement. Such description does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement and the Option Agreement, which are attached hereto as Exhibit 1 and
Exhibit 2, respectively, and are incorporated by reference herein.

          The Merger Agreement provides, among other things, that at the Effective Time, Merger Sub will be merged with and into MBM, the separate corporate existence of Merger Sub will cease, and MBM will continue as the surviving corporation under the laws of the State of New York under the name of "Micro Bio-Medics, Inc." (the "Surviving Corporation").

          The Merger Agreement further provides that (i) at the Effective Time, the Certificate of Incorporation of MBM shall be amended and restated in its entirety so that upon such amendment it shall in all respects be equivalent in its content to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be "Micro Bio-Medics, Inc." and
(ii) the By-Laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

          Pursuant to the Merger Agreement, the directors of Merger Sub at the Effective Time will be the directors of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified, and the officers of MBM at the Effective Time will be the officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

          The Merger Agreement also provides that, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of MBM Common Stock or any holder of capital stock of Merger Sub:


          (a) Each issued and outstanding share of MBM Common Stock (other than treasury shares to be canceled as set forth below and shares as to which appraisal rights have been duly demanded under the New York Business Corporation
     Law) shall be converted into the right to receive 0.62 shares of Schein Common Stock (the "Exchange Ratio"), payable upon the surrender of the certificate formerly representing such share of MBM Common Stock;

          (b) All shares of MBM Common Stock that are owned by MBM as treasury stock shall be canceled and retired and shall cease to exist and no securities of the Reporting Person or other consideration shall be delivered in exchange therefor;

          (c) Each share of the common stock, par value $0.01, of Merger Sub then issued and outstanding shall become one fully paid and nonassessable share of the common stock, $0.01 par value, of the Surviving Corporation, which shares shall be issued to the Reporting Person and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

          (d) Each outstanding option to purchase MBM Common Stock disclosed to the Reporting Person in the Merger Agreement and each warrant to purchase MBM Common Stock disclosed to the Reporting Person in the Merger Agreement will be assumed by the Reporting Person as provided in the Merger Agreement and shall be exercisable, in accordance with its terms, for shares of Schein Common Stock.



          Upon consummation of the Merger, the MBM Common Stock will cease being quoted on the NASDAQ National Market, and registration of the MBM Common Stock under the Securities
Exchange Act of 934 will be terminated.

          Pursuant to the Option Agreement, each Shareholder has granted to the Reporting Person an option (collectively, the "Options") to purchase all but not less than all of that Shareholder's shares of MBM Common Stock (exclusive of certain shares of MBM Common Stock beneficially owned by one Shareholder that are currently held in pension plans and approximately 20,000 shares currently held by that Shareholder in margin accounts subject to the terms thereof (the "Excluded Shares"). Except as otherwise described below, the consideration for the purchase of each Shareholder's shares of MBM Common Stock shall be the issuance to such Shareholder of the number of shares of Schein Common Stock that such Shareholder would have been entitled to receive by virtue of the Merger had the Effective Time (as defined in the Merger Agreement) occurred at the time of the exercise of the Options. Each of the Shareholders has also agreed not to dispose of any of the Shares of MBM Common Stock owned by such Shareholder prior to the termination of the Option Agreement.

          Each Shareholder has also agreed to exercise all options, warrants or other rights to acquire any Shares of MBM Common Stock , and to convert or exchange any securities or other rights that are convertible into or exchangeable for shares of MBM Common Stock, whether now owned or hereafter acquired by such Shareholder (collectively, "Rights"), in connection with any exercise by the Reporting Person of the Options in order to permit the acquisition by the Reporting Person of the Shares receivable upon such exercise, conversion or exchange (the "Additional MBM Shares") pursuant to the exercise of the Options. To the extent that a Shareholder is obligated to pay any consideration in connection with the exercise, conversion or exchange of such Shareholder's Rights (the "Rights Consideration"), such Rights Consideration shall be paid in such form as is permitted under the Rights as the Reporting Person shall direct. If payment of the Rights Consideration is to be made in cash, the Reporting Person shall fund such payment; if payment of a Shareholder's Rights Consideration may be made by delivery of shares of MBM Common Stock, at Reporting Person's direction such Shareholder shall deliver that number of shares owned by him or her in payment (or partial payment, as the case may be) of the Rights. If any Right is to be exercised by means of a "cashless exercise," the Shareholder exercising such Right shall cause the net number of shares from such cash less exercise to be issued and delivered to the Reporting Person. In the event that the Reporting Person funds any Rights Consideration payment on behalf of any Shareholder (i) the number of shares of Schein Common Stock to be issued by the Reporting Person in respect of the Additional Shares that were acquired pursuant to the payment of such Rights Consideration shall be reduced by that number of shares (rounded to the nearest whole share) as is equal to the quotient obtained by dividing the aggregate amount of Rights Consideration so paid by the Reporting Person by the closing sales prices of the Schein Common Stock on the last trading date prior to the exercise of the Options; and (ii) if the funding of the Rights Consideration payment on behalf of such Shareholder subjects such Shareholder to income tax in respect of such payment, the Reporting Person shall pay to such Shareholder the amount of such income tax, provided such Shareholder shall cooperate with the Reporting Person (at the Reporting Person's expense) in disputing the imposition of such income tax; and provided further, that if the Reporting Person determines in good faith that there is a basis for disputing all or any amount of the income tax imposed, the Reporting Person shall be entitled to direct any such dispute, but shall indemnify the Shareholder against any additional income tax for which he or she may become liable as a result.

          Each Shareholder further agreed not to acquire any Right that provides, whether contingent or otherwise, for any reduction in the amount of the Rights Consideration payable upon the exercise, conversion or exchange of such Right, whether or not such reduction is contingent or fixed as to occurrence or amount, and shall immediately decline in writing any such Right that may be granted to him or her.

          The options may be exercised (during the exercise periods provided in the Option and Proxy Agreement) only if the Merger Agreement terminates under certain circumstances, including as a result of MBM's Board of Directors withdrawing its recommendation to MBM's shareholders that the Merger be approved or the consummation, under certain circumstances, by MBM of an Acquisition Transfer with any person other than the Reporting Person or the Merger Sub.

          Pursuant to the Option Agreement, each Shareholder has irrevocably agreed to constitute and appoint the Reporting Person or any designee of the Reporting Person as the lawful agent, attorney and proxy of such Shareholder to vote all of his or her shares of MBM Common Stock (excluding the Excluded Shares but including additional shares as to which one Shareholder has an irrevocable proxy to vote) at any meeting or in connection with any written consent of MBM's shareholders (i) in favor of the Merger, (ii) in favor of the Merger Agreement, as it may be modified or amended from time to time, (iii) against any Acquisition Transaction, (as defined below) (other than the Merger) or other proposal which provides for any merger, sale of assets or other business combination between MBM and any other person or entity or which would make it impractical for the Reporting Person to effect a merger or other business combination of MBM with the Reporting Person or a Merger Sub, and (iv) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of MBM under the Merger Agreement or which would result in any of MBM's obligations under the Merger Agreement not being fulfilled. An "Acquisition Transaction" means any merger, consolidation or other business combination involving MBM or any subsidiary of MBM (excluding certain acquisitions by MBM expressly permitted under the Merger Agreement) or the acquisition of all or any significant assets or capital stock of MBM and its subsidiaries, taken as a whole.

          The Option Agreement terminates on the earlier of (i) the Effective Time and (ii) the termination of the last period of time during which the Reporting Person could have exercised the Options; provided, however, that the appointment of the Reporting Person or any designee of the Reporting Person as agent, attorney and proxy automatically terminates upon the termination of the Merger Agreement.

          Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) Pursuant to the Option Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of 479,162 shares of MBM Common Stock. Based on MBM's representation and warranty in the Merger Agreement that, as of March 7, 1997, 5,072,848 shares of MBM Common Stock were outstanding, pursuant to Rule 13d-3 of the Act, the 479,162 shares that may be deemed beneficially owned by the Reporting Person constitute 9.8% of the outstanding shares of MBM Common Stock. The foregoing share figures do not include the approximately 1,151,334 shares of MBM Common Stock that are, in the aggregate, subject to options held by the Shareholders.

          Except as set forth herein, neither the Reporting
Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto, beneficially owns any shares of MBM
Common Stock.

          (b) Pursuant to the Option Agreement, the Reporting Person may be deemed to have shared dispositive power with respect to 348,436 of the shares of MBM Common Stock beneficially owned by the Reporting Person as set forth in Item 5(a) above and shared voting power with respect to all 479,162 such shares of MBM Common Stock.

          (c) Except as set forth herein, no transactions in the shares of MBM Common Stock have been effected during the past sixty (60) days by the Reporting Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto.

          (d) Neither the Reporting Person nor, to its best knowledge, any of the Persons named on Schedule A attached hereto, has or knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of MBM Common Stock that may be beneficially owned by the Reporting Person.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between any of such persons and any other person with respect to any securities of MBM except as referred to or described herein.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of March 7, 1997, by and among Henry Schein, Inc., HSI Acquisition Corp. and Micro Bio-Medics, Inc., incorporated by reference to Exhibit 10.(b)(b) to Micro Bio-Medics, Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30,1997.

Exhibit 2 Option and Proxy Agreement, dated as of March 7, 1997, by and among Henry Schein, Inc. and the persons listed on Schedule A thereto, each a shareholder of Micro
          Bio-Medics, Inc.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 17, 1997
                         HENRY SCHEIN, INC.

                         By: /s/ Mark Mlotek
                         Name: Mark Mlotek
                         Title:    Vice President and General
                                   Counsel












                                                       SCHEDULE A


Directors and Executive Officers of the Reporting Person

          Unless otherwise indicated, (a) the positions of the listed individuals are with Henry Schein Inc. at 135 Duryea Road
Melville, New York 11747 and (b) the listed individuals are United States citizens.

DIRECTORS

Stanley M. Bergman
Chairman, Chief Executive Officer, President and Director

James P. Breslawski
Executive Vice President and Director

Gerald A. Benjamin
Senior Vice President - Administration and Customer Satisfaction and Director

Leonard A. David
Vice President - Human Resources, Special Counsel and Director

Mark E. Mlotek
Vice President, General Counsel, Secretary and Director

Steven Paladino
Senior Vice President, Chief Financial Officer and Director

Barry J. Alperin
Director and Consultant
Director: Seaman Furniture Co.
Director: K'nex Industries, Inc.
P.O. Box 142
Waccabuc, New York 10597

Pamela Joseph
Director
President: MA Nose Studios, Inc.
407 Aspen Oak Drive
Aspen, Colorado 81611

Donald J. Kabat
Director
President: D.K. Consulting Services, Inc.
c/o Hasbro Inc.
32 West 23rd Street
New York, New York 10010

Marvin H. Schein
Director and Consultant
President: Schein Dental Equipment
135 Duryea Road
Melville, New York 11747

Irving Shafran
Director
Attorney At Law
805 Third Avenue
Sixth Floor
New York, New York 10022


EXECUTIVE OFFICERS (other than those listed above who are also serving as directors)

Diane Forrest
Senior Vice President - Information Services and Chief
Information Officer

Stephen R. LaHood
Senior Vice President - Distribution Services

Jeffrey P. Gasparini
Senior Vice President, Medical Group

Ian G. Rosmarin
President - Professional Services Group
Mr. Rosmarin is a citizen of Canada

James W. Stahly
President - North American Dental Group

Michael Zack
Senior Vice President - International Group



























                                                  Exhibit 2

                    OPTION AND PROXY AGREEMENT


          OPTION AND PROXY AGREEMENT dated as of March 7, 1997, by and among Henry Schein, Inc., a Delaware corporation
("Parent"), and the persons listed on Schedule A hereto
(collectively, the "Shareholders" and each a "Shareholder"), each a shareholder of Micro Bio-Medics, Inc. a New York corporation
(the "Company").

          Contemporaneously with the execution of this Agreement, the Company, Parent and HSI Acquisition Corp., a New York corporation and wholly-owned subsidiary of Parent ("Sub"), are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which it is contemplated that Sub will be merged with and into the Company (the "Merger") and the holders of the Company's Common Stock, par value $.03 per share (the "Company Common Stock"), will be entitled to receive shares of Parent's Common Stock, par value $.01 per share ("Parent Common Stock"), for such shares of Company Common Stock.

          Parent, as a condition to its willingness to enter into the Merger Agreement, has required the Shareholders to grant Parent an option and an irrevocable proxy with respect to all of the shares of Company Common Stock owned by the Shareholders (except as expressly noted below), together with any additional shares of Company Common Stock hereafter acquired by the Shareholders (pursuant to Section 10, by exercise of options or warrants, by conversion of debentures or otherwise and including any Additional Shares (as defined below) acquired by such Shareholder) (such specified number of shares, and any additional shares when and if acquired, being referred to as the "Shares") on the terms and conditions hereinafter set forth.

          The parties hereto agree as follows:

          1.   Grant of Option.

               (a) Each Shareholder hereby grants to Parent an option (collectively, the "Options") to purchase all but not less than all of that Shareholder's Shares (exclusive of those Shares beneficially owned by Deane Reade that are currently held in pension plans and approximately 20,000 shares currently held in Deane Reade margin accounts subject to the terms thereof (the "Excluded Reade Shares"). Except as otherwise provided in
Section 1(b), the consideration for the purchase of such Shareholder's Shares shall be the issuance to such Shareholder of the number of shares of Parent Common Stock that such Shareholder would have been entitled to receive by virtue of the Merger had the Effective Time (as defined in the Merger Agreement) occurred at the time of the exercise of the Options.

               (b) Each Shareholder hereby agrees to exercise all options, warrants or other rights to acquire any Shares, and to convert or exchange any securities or other rights that are convertible into or exchangeable for Shares, whether now owned or hereafter acquired by such Shareholder (collectively, "Rights"), in connection with any exercise by Parent of the Options in order to permit the acquisition by Parent of the Shares receivable upon such exercise, conversion or exchange (the "Additional Shares") pursuant to the exercise of the Options. To the extent that a Shareholder is obligated to pay any consideration in connection with the exercise, conversion or exchange of such Shareholder's Rights (the "Rights Consideration"), such Rights Consideration shall be paid in such form as is permitted under the Rights as Parent shall direct. If payment of the Rights Consideration is to be made in cash, Parent shall fund such payment; if payment of a Shareholder's Rights Consideration may be made by delivery of shares of Company Common Stock, at Parent's direction such Shareholder shall deliver that number of shares owned by him or her in payment (or partial payment, as the case may be) of the Rights. If any Right is to be exercised by means of a "cashless exercise," the Shareholder exercising such Right shall cause the net number of shares from such cashless exercise to be issued and delivered to Parent. In the event that Parent funds any Rights Consideration payment on behalf of any Shareholder (i) the number of shares of Parent Common Stock to be issued by Parent in respect of the Additional Shares that were acquired pursuant to the payment of such Rights Consideration shall be reduced by that number of shares (rounded to the nearest whole share) as is equal to the quotient obtained by dividing the aggregate amount of Rights Consideration so paid by Parent by the closing sales prices of the Parent Common Stock on the last trading date prior to the exercise of the Options; and (ii) if the funding of the Rights Consideration payment on behalf of such Shareholder subjects such Shareholder to income tax in respect of such payment, the Parent shall pay to such Shareholder the amount of such income tax, provided such Shareholder shall cooperate with Parent (at Parent's expense) in disputing the imposition of such income tax; and provided further, that if Parent determines in good faith that there is a basis for disputing all or any amount of the income tax imposed, Parent shall be entitled to direct any such dispute, but shall indemnify the Executive against any additional income tax for which he or she may become liable as a result.

               (c) Each Shareholder agrees not to acquire any Right that provides, whether contingent or otherwise, for any reduction in the amount of the Rights Consideration payable upon the exercise, conversion or exchange of such Right, whether or not such reduction is contingent or fixed as to occurrence or amount, and shall immediately decline in writing any such Right that may be granted to him or her.

          2. Exercise of Option. The Options, in each case, shall be exercisable, in whole, but not in part, by Parent as follows:

               (a) If the Merger Agreement is terminated by Parent pursuant to Sections 9.1(d)(iii), 9.1(d)(iv) or 9.1(d)(v) of the Merger Agreement, or by the Company pursuant to
Section 9.1(e)(iii) of the Merger Agreement, then Parent may exercise the Options at any time during the six month period beginning on the date of such termination, provided, however, that if the Company is the terminating party, Parent's right to exercise the Options shall commence on the earlier of Parent's receipt of notice of such termination and such time as knowledge of such termination becomes publicly available.

               (b) If (i) the Merger Agreement is terminated by Parent pursuant to Sections 9.1(d)(i), 9.1(d)(ii) or 9.1(f) of the Merger Agreement, or by either Parent or the Company pursuant to Section 9.1(b), and the Company (or any of its Subsidiaries shall have, directly or indirectly, entered into a definitive agreement for, or shall have consummated, an Acquisition Transaction, as that term is defined in the Merger Agreement, within one year of such termination, then Parent may exercise the Options during the period beginning on the earlier of the date on which Parent first receives notice of the occurrence of the event triggering HSI's right to exercise the Options and the date on which such event becomes publicly known and (except as otherwise provided below) ending on the date three business days after the date that the Acquisition Transaction (or any successive Acquisition Transaction or any other Acquisition Transaction made in response thereto) occurs.

At any time when Parent wishes to exercise the Options, Parent shall give written notice (the "Notice") to the Shareholders specifying a place and a date not less than two nor more than 20 business days from the date of the Notice for the closing of such purchase (the "Closing"); provided, however, that such date may be extended to the extent necessary to comply with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and applicable regulations thereunder. The date on which the Parent gives the Notice shall be deemed to be the date on which the Options are exercised. Each Shareholder agrees to the use his or her reasonable best efforts (subject to any applicable fiduciary duties) to give Parent at least five business days prior written notice of the occurrence of any event triggering Parent's right to exercise the Options.

          3. Payment and delivery of Certificate(s). At the Closing hereunder:

               (a) Parent will deliver to the Shareholders the shares of Parent Common Stock to be issued in consideration for the Shares being purchased upon exercise of the Options as provided in Section 1; and

               (b)  the Shareholders will deliver to Parent
against receipt of the shares of Parent Common Stock as provided in Section 3(a), a certificate or certificates representing the number of Shares so purchased by Parent duly endorsed or with executed blank stock powers attached, in either event with signature guaranteed such that registered ownership of the Shares may be registered for transfer on the books of the Company.

          4. Irrevocable Proxy. Each Shareholder hereby irrevocably constitutes and appoints Parent or any designee of Parent the lawful agent, attorney and proxy of such Shareholder during the term of this Agreement, to vote all of his, her or its Shares (excluding the Excluded Reade Shares") and Additional Shares and, in the case of Bruce Haber, all shares of Company Common Stock owned by Andrew D. Stone that he has an irrevocable proxy to vote (the "Stone Shares") at any meeting or in connection with any written consent of the Company's shareholders
(a) in favor of the Merger, (b) in favor of the Merger Agreement, as such may be modified or amended from time to time, (c) against any Acquisition Transaction (other than the Merger) or other merger, sale, or other business combination between the Company and any other person or entity or any other action which would make it impractical for Parent to effect a merger or other business combination of the Company with Parent or Sub, and (d) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the Company's obligations under the Merger Agreement not being fulfilled. This proxy shall not authorize Parent to vote the Shares of the Stone Shares on any matters other than those specified above which may be presented to the Company's shareholders at any meeting or in connection with any written consent of the Company's shareholders. This power of attorney is irrevocable, is granted in consideration of Parent entering into the Merger Agreement and is coupled with an interest sufficient in law to support an irrevocable power. This appointment shall revoke all prior attorneys and proxies appointed by any Shareholder at any time with respect to the Shares or the Stone Shares and the matters set forth in clauses
(a) through (d) above and no subsequent attorneys or proxies will be appointed by such Shareholder, or be effective, with respect thereto.

          5.   Representations and Warranties of the
Shareholders. Each Shareholder represents and warrants to Parent as follows:

               (a)  Ownership of Shares and Rights.  That
Shareholder is the sole beneficial owner of the number of Rights set forth as being granted to that Shareholder on Schedule A.
The Rights set forth opposite that Shareholder's name on Schedule A constitute all the Rights owned beneficially or of record by that Shareholder. The Shares owned by that Shareholder are validly issued, fully paid and nonassessable and such Shares (excluding the Excluded Reade Shares) and/or the Rights set forth opposite that Shareholder's name on Schedule A, are held by that Shareholder, or by a nominee or custodian for the benefit of that Shareholder, free and clear of all liens, claims, security interests, agreements and other encumbrances, except for encumbrances arising under this Agreement.

               (b) Power; Binding Agreement. That Shareholder has the legal capacity to enter into and perform all of that Shareholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by that Shareholder will not violate any other agreement to which that Shareholder is a party, including, without limitation, any voting agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by that Shareholder and constitutes a valid and binding obligation of that Shareholder, enforceable against that Shareholder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject to general principles of equity. If that Shareholder is married and that Shareholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding obligation of, that Shareholder's spouse, enforceable against that spouse in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject to general principles of equity.

               (c)  Consents and Approvals; No Violation.
Neither the execution and delivery of this Agreement by that Shareholder nor the consummation of the transactions contemplated by this Agreement will: (i) require any consent, approval, authorization or permit of, or filing with or notification to, any person or entity or any governmental or regulatory authority, except in connection with the HSR Act or pursuant to the Securities Exchange Act of 1934; (ii) conflict with, result in a breach of, or result in a default (or give rise to a right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which that Shareholder is a party or by which that Shareholder or any of that Shareholder's assets may be bound; or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to that Shareholder or by which any of that Shareholder's assets are bound.

               (d)  Brokers.  No broker, finder or other
investment banker is entitled to any broker's, finder's or other similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon agreements made by or on behalf of that Shareholder.

          6. Representations and Warranties of Parent. Parent represents and warrants to each Shareholder that:

               (a) Power; Binding Agreement. Parent has the corporate power and authority to enter into and perform all its obligations under this Agreement. The execution, delivery and performance of this Agreement by Parent will not violate any other agreement to which Parent is a party. This Agreement has been duly and validly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject to general principles of equity.

               (b)  Consents and Approvals; No Violation.
Neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated by this Agreement will: (i) require any consent, approval, authorization or permit of, or filing with or notification to, any person or entity or any governmental or regulatory authority, except in connection with the HSR Act or pursuant to the Securities Exchange Act of 1934; (ii) conflict with, result in a breach of, or result in a default (or give rise to a right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent is a party or by which Parent or any of its assets may be bound; or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or by which any of its assets are bound.

               (c)  Brokers.  No broker, finder or other
investment banker is entitled to any broker's, finder's or other similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon agreements made by or on behalf of Parent.

          7.   Additional Covenants of the Shareholders.  Each
Shareholder hereby covenants and agrees that:

               (a) that Shareholder will not enter into any transaction, take any action, or by inaction permit any event to occur that would (i) result in any of the representations or warranties of such Shareholder herein contained not being true and correct at and as of the time immediately after the occurrence of such transaction, action or event; or (ii) have the effect of preventing or disabling that Shareholder from performing that Shareholder's obligations under this Agreement;

               (b) that Shareholder will not grant any proxies or powers of attorney with respect to any shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to such Shares; provided, however, that the Shareholders may grant proxies to third parties provided that such proxies are expressly made subject to the terms of this Agreement;

               (c) until the termination of this Agreement, such Shareholder will at all times use his, her or its best efforts in his, her or its capacity as a shareholder of the Company to prevent the Company from taking any action in violation of the Merger Agreement;

               (d) from and after the date hereof until the termination of this Agreement, other than under the circumstances contemplated by Section 10 hereof, the Shares will not be sold, transferred, pledged, hypothecated, transferred by gift, or otherwise disposed of in any manner whatsoever without notifying Parent in advance and obtaining and delivering to Parent any evidence that Parent may reasonably request to evidence the transferee's agreement to be bound by this Agreement; provided, however, that in the event of such Shareholder's death during the term of this Agreement, the Shares and Rights may be transferred in accordance with the Shareholder's last will and testament, or if none, in accordance with the applicable laws of intestate succession, in either of which cases, the Shares shall remain subject in all respects to the terms of this Agreement; and

               (e) the Shareholder will execute and deliver any additional documents reasonably necessary or desirable, in the opinion of Parent's or the Company's counsel, to evidence the irrevocable proxy granted in Section 4 with respect to the Shares or otherwise implement and effect the provisions of this Agree-

ment.

          8. No Solicitation. No Shareholder shall, in that Shareholder's capacity as such, directly or indirectly, (a) solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any Acquisition Transaction, (b) negotiate, explore or otherwise engage in discussion with any person (other than Parent and its representatives) with respect to any Acquisition Transaction, (c) agree to or endorse an Acquisition Transaction with any person (other than Parent or Sub) or any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (d) authorize or permit any person or entity acting on behalf of that Shareholder to do any of the foregoing. If any Shareholder receives any inquiry or proposal regarding any Acquisition Transaction, that Shareholder shall promptly inform Parent of that inquiry or proposal.

          9. Legending of Certificates; Nominee Shares. Each Shareholder agrees to submit to Parent contemporaneously with or promptly following execution of this Agreement (or promptly following receipt of any additional certificates representing any additional Shares) all certificates representing the Shares so that Parent may note thereon a legend referring to the option and proxy granted to it by this Agreement. If any of the Shares beneficially owned by a Shareholder are held of record by a brokerage firm in "street name" or in the name of any other nominee (a "Nominee," and, as to such Shares, "Nominee Shares"), the Shareholder agrees that, upon written notice by Parent requesting it, such Shareholder will within five days of the giving of such notice execute and deliver to Parent a limited power of attorney in such form as shall be reasonably satis-

factory to Parent enabling Parent to require the Nominee to grant to Parent an option and irrevocable proxy to the same effect as Sections 1, 2 and 4 hereof with respect to the Nominee Shares held by such Nominee and to submit to Parent the certificates representing such Nominee Shares for notation of the above-referenced legend thereon.

          10. Adjustments to Prevent Dilution, Etc. In the event of a stock dividend or distribution, or any change in Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

          11. Shareholder Capacity. No person executing this Agreement who is or becomes during the term of this Agreement a director of the Company makes any agreement in his or her capacity as a director. Each Shareholder is executing and delivering this Agreement solely in that Shareholder's capacity as the record and beneficial owner of that Shareholder's Shares. Notwithstanding anything to the contrary in this Agreement, no action or inaction by a Shareholder in his capacity as a director, officer, or employee of the Company shall be deemed to contravene Section 8, as long as the action or inaction does not contravene Section 7.2 of the Merger Agreement.

          12. Termination. This Agreement shall terminate on the earlier of (i) the Effective Time of the Merger, (ii) the termination of the last period of time during which Parent could have exercised the Options pursuant to Section 2; provided, however, that the appointment of Parent or any designee of Parent as agent, attorney and proxy pursuant to Section 4 hereof, and any proxy or other instrument executed pursuant thereto, shall in any event automatically terminate upon the termination of the Merger Agreement. Notwithstanding the foregoing, in the event that Parent is at any time prohibited from exercising the Options as a result of any actions by the Federal Trade Commission or the Department of Justice in connection with the HSR Act, then this Agreement shall not terminate until (i) the earlier of 30 days from the date such prohibition is removed by the Federal Trade Commission or the Department of Justice, or (ii) six months after the date Parent's right to exercise the Options would otherwise have terminated.

          13.  Miscellaneous.

               (a)  No Waiver.  The failure of any party to
exercise any right, power or remedy under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with that party's obligations under this Agreement, shall not constitute a waiver of any right to exercise any such or other right, power or remedy or to demand such compliance.

               (b)  Notices.  All notices and other
communications hereunder shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied, or one day after delivery to a courier for next-day delivery.

     (i)  If to Parent, to:

               Henry Schein, Inc.
               135 Duryea Road
               Melville, New York  11747
               Attn:  Mark E. Mlotek, Esq.

          with a copy to:

               Proskauer Rose Goetz & Mendelsohn LLP
               1585 Broadway
               New York, New York 10036
               Attention:  Robert A. Cantone, Esq.


     (ii) if to a Shareholder, to:

               c/o Bruce Haber
               Micro Bio-Medics
               846 Pelham Manor
               New York, NY  10803

          with a copy to:

          Otterbourg, Steindler, Houston & Rosen
          230 Park Avenue
          New York, New York 10169
          Fax:  (212) 682-6104
          Attention:  Donald N. Gellert, Esq.


               (a) Descriptive Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in way the meaning or interpretation of this Agreement. References in this Agreement to Sections and Schedules mean a Section or Schedule of this Agreement unless otherwise indicated. The terms "beneficially own" and "beneficial owner" with respect to any securities shall have the same meaning as in, and shall be determined in accordance with, Rule 13d-3 under the Securities Exchange Act of 1934.

               (b) Entire Agreement; Assignment. This Agreement (including the schedule and other documents and instruments referred to herein), together with the Merger Agreement, constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof. Except as otherwise expressly provided herein, this Agreement is not intended to confer upon any person not a party hereto any rights or remedies hereunder. Except as otherwise expressly provided herein, this Agreement shall not be assigned by operation of law or otherwise; provided that Parent or Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Sub, as the case may be, of its obligations hereunder.

               (c) Liability After Transfer. Each Shareholder agrees that, notwithstanding any transfer of that Shareholder's Shares in accordance with Section 7(d), that Shareholder shall remain liable for his or her performance of all obligations under this Agreement.

               (d)  Injunctive Relief; Remedies Cumulative.

                    (i)  Parent, on the one hand, and the
Shareholders, on the other hand, acknowledge that the other party will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of such party that are contained in this Agreement.
It is accordingly agreed that, in addition to any other remedies that may be available to the non-breaching party upon the breach by any other party of such covenants and agreements, the non-breaching party shall have the right to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements.

                    (ii) No remedy conferred upon or reserved to any party herein is intended to be exclusive of any other remedy and every remedy shall be cumulative and in addition to every other remedy herein or now or hereafter existing at law, in equity or by statute.

               (e)  Governing Law.  This Agreement shall be
governed by and construed in accordance with the laws of the State of New York without giving effect to the provisions thereof relating to conflicts of laws.

               (f)  Effect of Partial Invalidity.  Whenever
possible, each provision of this Agreement shall be construed in such a manner as to be effective and valid under applicable law. If any provision of this Agreement or the application thereof to any party or circumstance shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition without invalidating the remainder of such provision or any other provisions of this Agreement or the application of such provision to the other party or other circum-

stances.

               (g) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

          IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first above written.


                                   THE SHAREHOLDERS:


                                   _____________________________
                                   BRUCE HABER


                                   _____________________________
                                   MARVIN CALIGOR


                                   _____________________________
                                   RENEE STEINBERG




                                   _____________________________
                                   DEANE READE



                                   HENRY SCHEIN, INC.


                                   By:__________________________
                                        Authorized Officer